SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fuel Systems Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35952W103

(CUSIP Number)

Pier Antonio Costamagna

Via Ospedale, 35 12062 Cherasco CN ITALY

+393356501316 or +393356185546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Pier Antonio Costamagna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,576,043
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,576,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,576,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This beneficial ownership percentage is based upon 18,094,043 shares of common stock, par value $0.001 per share, of Fuel Systems Solutions, Inc., a Delaware corporation, issued and outstanding as of March 7, 2016, as reported by the Fuel Systems Solutions, Inc. in its Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-32999), filed with the Securities and Exchange Commission on March 14, 2016.

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Carla Borgogno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,576,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,576,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This beneficial ownership percentage is based upon 18,094,043 shares of common stock, par value $0.001 per share, of Fuel Systems Solutions, Inc., a Delaware corporation, issued and outstanding as of March 7, 2016, as reported by the Fuel Systems Solutions, Inc. in its Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-32999), filed with the Securities and Exchange Commission on March 14, 2016.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2016, by Pier Antonio Costamagna and Carla Borgogno, each an Italian citizen (together, the “Reporting Persons”). The Schedule 13D relates to the common stock, par value $0.001 per share, of Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, there are no changes to the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As more fully explained in the press release issued by the Reporting Persons on April 11, 2016, which is attached hereto as Exhibit 99.3 and incorporated herein by reference, the Reporting Persons strongly believe that the $71 million investment in Westport by the Cartesian Capital Group (“Cartesian”) is not in the best interest of the Company’s stockholders. The Reporting Person’s believe that the Cartesian investment agreement is not only a significant burden of debt to incur, but also that the rights gained by Cartesian alter the future of Westport in a way that could negatively impact the Company’s stockholders.

Accordingly, the Reporting Persons believe there is a need, and they intend, to, vote AGAINST the proposal to (i) adopt the Merger Agreement (as amended) and (ii) approve the Merger between the Issuer and Merger Sub at the special meeting of stockholders.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) – Pier Antonio Costamagna is the direct beneficial owner of 1,576,043 shares, or approximately 8.7% of the Outstanding Shares.

Carla Borgogno is the indirect beneficial owner of 1,576,043 shares, or approximately 8.7% of the Outstanding Shares, which are owned directly by Pier Antonio Costamagna.

The foregoing beneficial ownership percentage is based upon 18,094,043 shares of Common Stock issued and outstanding as of March 7, 2016, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-32999), filed with the Securities and Exchange Commission on March 14, 2016.

(b) – Pier Antonio Costamagna has the sole power to vote the 1,576,043 shares that he holds directly and shares with his wife, Carla Borgogno, the power to dispose of the 1,576,043 shares that he holds directly.

(c) – The transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons are described below. The transactions were effected by MPS Capital Service – Banca Monte dei Paschi di Siena, Via Cavour 1 12051 Alba (CN) ITALY as the investment adviser on behalf of the Reporting Persons.

Transaction Date	Shares Purchased (Sold)	Price Per Share
3/30/2016	(2,546)	$5.90
4/6/2016	(3,000)	$5.00
4/6/2016	(3,000)	$5.30

(d) – Not applicable.

(e) – Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

Exhibit 99.1	Press Release, dated March 31, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the SEC by Pier Antonio Costamagna on April 4, 2016)

Exhibit 99.2	Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed with the SEC by Pier Antonio Costamagna on April 4, 2016)

Exhibit 99.3	Press Release, dated April 11, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: April 13, 2016

/s/ Pier Antonio Costamagna
Pier Antonio Costamagna

/s/ Carla Borgogno
Carla Borgogno